U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

FOR Immediate Release

Contact:   Arthur B. Crozier
Innisfree M&A Incorporated
212-750-5833

DOLPHIN SAYS THAT PROXY GOVERNANCE INC. RECOMMENDS
STOCKHOLDERS WITHOLD VOTES FROM ALL infoUSA INCUMBENT
DIRECTOR NOMINEES

Recommends Stockholders Reject infoUSA’s 2007 Omnibus Incentive Plan

Report States “CEO Gupta Largely Controls The Actions Of The Board To The
Detriment Of The Company And Shareholder Interests”

STAMFORD, CONNECTICUT, June 5, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today announced that PROXY Governance, Inc., an independent proxy voting advisory firm, has recommended that infoUSA stockholders WITHOLD votes from all infoUSA nominees and vote AGAINST the Company’s 2007 Omnibus Incentive Plan at the Company’s Annual Meeting of Stockholders on June 7, 2007.

The PROXY Governance report states in part:

“We continue to have concerns regarding the recent events at infoUSA and the effects these events may have on the future value of the company … we continue to find the oversight of the board to be lacking and believe that CEO Gupta largely controls the actions of the board.”

Withhold votes on all infoUSA incumbent director nominees

“…we do not believe that the current board will be able to facilitate any positive change due to Gupta’s clear control. We recommend that shareholders withhold their votes from these three nominees due to our lack of confidence in them for the reasons stated [below].”

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“Dolphin’s nominees received a significant level of support from unaffiliated shareholders at last year’s annual meeting – excluding the shares held by insiders, Dolphin’s nominees received more than 90% of the votes cast. The board has not addressed this vote, and instead claims a management victory. It clearly was not.

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“Gupta controls the board. This is clear from the actions that followed Gupta’s offer to knowingly acquire the company at a price that was too low. In our opinion, the Special Committee that was formed to evaluate the offer (which it ultimately rejected) and to “solicit, consider and negotiate alternative proposals,” was not allowed to carry out the full task that was assigned to it upon its formation. In addition, it appears that while the committee members wanted to maintain the committee, they were not able to do so.

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“Gupta has stated that he does not intend to sell his shares or to vote in favor of any change-in-control transaction. It is difficult to see how the board can effectively work to maximize shareholder value given Gupta's veto power.

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“There has been significant board and management turnover, including two of the four directors who served on the Special Committee. Presumably, the strong control over the company’s management and operations by Gupta is one reason for this high turnover.

•	“The composition paid to Gupta is excessive, particularly given his significant ownership interest in the company.

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“The extent and value of the related-party transactions between the company and Gupta and his affiliates seem unreasonable and do not represent best practice. It is not clear why the board has not more adequately addressed these issues to date. Given Gupta’s ownership in the company and his apparent control over the board, it is not clear whether these issues can fully be resolved by the current board members.”

Against 2007 Omnibus Incentive Plan

The report continues, “Given our concerns with the level of compensation paid to CEO Gupta, particularly given his more than 40% interest in the company, and the fact that the company's equity grants do not appear broad-based, we do not support this proposal.”

Dolphin urges all infoUSA shareholders to WITHHOLD votes from all of management's Director nominees and vote AGAINST the 2007 Omnibus Incentive Plan.

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